# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eupraxia Pharmaceuticals Inc., CIK 0001581178
CUSIP: 29842P105
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 201-2067 Cadboro Bay Road, Victoria, British Columbia, Canada (Federal Level) (Z4), V8R 5G4
Date of event which requires filing of this statement: 09/24/2025
Amends the filing with accession number 0000899140-24-001143
Filed by CIK 0002043590
Persons authorized to receive notices and communications: Joseph S. Freedman, 27 Swansdown Drive, North York, Ontario Canada (A6), M2L 2N2, 416-882-5635

## Reporting persons
- Joseph S. Freedman (CIK 0002043590): type of reporting person: individual (IN); source of funds: personal funds (PF); sole voting power 5,533,215; shared voting power 0; sole dispositive power 5,533,215; shared dispositive power 0; aggregate amount beneficially owned 5,533,215 (10.2% of the class)
  Comment: (1) Rows 7, 9 and 11 include (a) 1,753,167 shares of the Issuer's (as defined below) common shares, with no par value (the "Common Shares") and 2,693,985 Common Shares underlying Issuer's Series 1 preferred shares, with no par value (the "Preferred Shares") jointly owned by Joseph S. Freedman and Harriet Feinstein, husband and wife (the "Freedmans"); (b) options to purchase 135,000 Common Shares (the "Option Shares") which are both owned by and exercisable within sixty (60) days at the discretion of Mr. Freedman; (c) 237,300 Common Shares, 460,000 Preferred Shares and warrants exercisable for 150,000 Common Shares ("Warrant Shares") owned by a trust for which Mr. Freedman is the trustee; and (d) 83,763 Common Shares and 20,000 Warrant Shares held by the children of the Freedmans. The Freedmans disclaim beneficial ownership of the Common Shares held by their minor children.
  (2) Row 13 is calculated based on the Common Shares, Preferred Shares, Option Shares and Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 50,595,931 outstanding Common Shares, as of September 24, 2025, as reported in the Issuer's Prospectus Supplement to the Short Form Base Shelf Prospectus Dated February 5, 2024, filed with the SEC on September 23, 2025, plus the 3,153,985 Preferred Shares, 135,000 Option Shares and 170,000 Warrant Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Eupraxia Pharmaceuticals Inc.
Address of issuer's principal executive offices: 201-2067 Cadboro Bay Road, Victoria, British Columbia, Canada (Federal Level) (Z4), V8R 5G4
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission on November 7, 2024 (as amended, the "Schedule 13D") by Joseph S. Freedman (the "Reporting Person"). This Amendment No. 1 supplements Item 3, Item 4, Item 6 and Item 7 and amends and restates Items 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:
On September 24, 2025, the Reporting Person purchased 543,130 common shares without par value (the "Common Shares") in an underwritten public offering (the "2025 Offering"). at a price of $5.50 per share for an aggregate purchase price of $2,987,215. The source of each funds used to pay the purchase price was the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:
In connection with the 2025 Offering, the Reporting Person entered into a customary lock-up agreement with the underwriters (the "Lock-Up Agreement"), which generally prohibits, without the prior written consent of the underwriters and subject to certain exceptions, the sale, transfer or other disposition of securities of the Issuer for a period of 90 days after the date of the underwriting agreement between the Issuer and the underwriters relating to the 2025 Offering.

The foregoing summary of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated to read as follows:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Common Shares, Series 1 preferred shares, with no par value (the "Preferred Shares"), options to purchase Common Shares ("Option Shares") and warrants exercisable for Common Shares ("Warrant Shares") and percentage of Common Shares, Preferred Shares, Option Shares and Warrant Shares beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Common Shares, Preferred Shares, Option Shares and Warrant Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than as described in Item 3, Item 4 and Item 6, the Reporting Person has not effected any transactions involving Common Shares in the 60 days prior to filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:
The Reporting Person entered into the Lock-up Agreement, as defined and described in Item 4 above, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Person entered into option agreements with certain consultants of the Issuer whereby the consultants have the option to purchase 60,000 shares of the Issuer's Common Stock beneficially owned by the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:
99.1 - Form of Lock-Up Agreement (included as Exhibit A to the Underwriting Agreement filed as Exhibit 99.1 to the Issuer's Current Report on Form 6-K as filed with the Securities and Exchange Commission on September 23, 2025).

## Signatures
- Joseph S. Freedman: /s/ Joseph S. Freedman, Joseph S. Freedman (09/26/2025)